Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

by and among

POCKET GAMES, INC.

STH ACQUISITION CORP.

and

SOCIAL TECHNOLOGY HOLDINGS, INC.

February 9, 2016

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of February 9, 2016 (this “Agreement”), by and among SOCIAL TECHNOLOGY HOLDINGS, INC., a corporation organized under the laws of the State of Delaware, doing business as “Viximo” (the “Company” or “STH”), POCKET GAMES, INC., a corporation organized under the laws of the State of Florida (the “Parent” or “Pocket Games”), STH ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings ascribed to such terms in Annex 1. All references herein to Exhibits, Schedules, Sections and Articles shall be deemed to refer to the respective exhibits and schedules to, and sections and articles of, this Agreement, unless otherwise specified.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of the Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and §251 of the General Corporations Law of the State of Delaware (the “DGCL”).

B. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent.

C. It is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

D. The respective boards of directors of Parent, Merger Sub and the Company have approved, adopted and declared advisable this Agreement and the Merger.

E. As of the date of this Agreement, Parent has acquired Eighty Percent (80%) of the economic interest and 88% of the voting interest of capital stock of the Company (the “Company Majority Stockholder”) pursuant to the terms of a share exchange agreement, dated as of the date hereof (the “Exchange Agreement”) by and among the Parent, the Company, David Lovatt and those Company Majority Shareholders prior to the Closing Date herein (as defined in the Exchange Agreement); which Exchange Agreement and the transactions contemplated thereby and pursuant to the Merger hereinafter described, have been approved by the requisite two-thirds majority of the individuals or entities who are the voting shareholders of the Company.

F. Concurrently with the execution of this Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company and the Company have entered into the Company Majority Stockholder Written Consents (hereinafter described).

G. Each of Parent, Merger Sub and the Company intend that, immediately following the Effective Time, on a Fully Diluted Basis, (A) the Parent, as record holder and owner of Eighty Percent (80%) of the economic interest and 88% of the voting interest of capital stock of the Company immediately prior to the Effective Time, will own, collectively, (i) Twenty Five Million (25,000,000) outstanding shares of class a common stock, par value $0.0001 per share, of the Company (“Company Class A Common Stock”); (ii) Two Million (2,000,000) outstanding shares of class b common stock, par value $0.0001 per share, of the Company (“Company Class B Common Stock”, and together with the Company Class A Common Stock, the “Company Common Stock”), representing in the aggregate one hundred (100%) percent of the post-Effective Date outstanding shares of the fully diluted stock of the Company, and (B) the minority shareholders of the Company, as the record holder and owner of Five Million (5,000,000) outstanding shares of Company Class A Common Stock, representing Twenty Percent (20%) of the economic interest and Twelve Percent (12%) of the voting interest of capital stock of the Company immediately prior to the Effective Time (the “Company Minority Stockholders”), will own, collectively, (i) Eighty Thousand (80,000) shares of Pocket Games Series B Preferred Stock; which shares of Pocket Games Series B Preferred Stock, shall represent upon conversion of the Pocket Games Series B Preferred Stock, represent an aggregate of eight percent (8.0%) of the Pocket Games Fully Diluted Common Stock (the “Merger Consideration”).

Accordingly, in consideration of the foregoing and the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DESCRIPTION OF TRANSACTION

Section 1.1. Merger of the Merger Sub with and into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2. Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 1.3. Closing; Effective Time. Unless otherwise mutually agreed in writing between Parent and the Company, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of CKR Law LLP, 1330 Avenue of the Americas, New York, New York 10019, at 10:00 a.m. (Eastern Time) as promptly as practicable (and in any event within two Business Days) following the day on which the last to be satisfied or waived of the conditions set forth in herein. and Article VI shall be satisfied or waived in accordance with this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, a certificate of merger conforming to the requirements of the DGCL and substantially in the form of Exhibit B, attached and annexed hereto (the “Certificate of Merger”) shall be duly executed by the Company and (if required) Merger Sub and shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date and time as Parent and the Company may mutually agree and include in the Certificate of Merger (the “Effective Time”).

Section	1.4. Certificate of Incorporation and Bylaws; Directors and Officers.

(a) At the Effective Time, the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the merger, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the Bylaws of the Merger Sub shall be the Bylaws of the Surviving Corporation from and after the Effective Time, until thereafter changed or amended as provided therein or by applicable Law.

(c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the Parent shall elect three (3) individuals to serve as directors of the Surviving Corporation (“Parent Director Designees”), (ii) the holders of Pocket Games Series B Preferred Stock shall be entitled to elect two (2) individuals to serve as directors of the Surviving Company (“Preferred Shareholder Designees”) and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section	1.5. Conversion of Company Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i) each share of Company Common Stock, if any, then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) each share of common stock of Merger Sub, if any, then held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) subject only to the provisions of Section 1.10, each share of the issued and outstanding Five Million (5,000,000) shares of Company Class A Common Stock held as of record and beneficially by the Company Minority Stockholders, immediately prior to the Effective Time of the Merger, shall automatically convert on a pro-rata basis into the right to receive Eighty Thousand (80,000) (rounded to the nearest whole) shares of Pocket Games Series B Preferred Stock, including such rights, privileges and preferences attached to the Pocket Games Series B Preferred Stock as set forth in the Pocket Games Articles of Amendment, attached and annexed as Exhibit C and made a part hereof; and

(iv) each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall automatically be converted into one share of common stock of the Surviving Corporation and shall be owned by the Parent; and

(v) all of the shares of Parent Common Stock and Parent’s preferred stock, including the (i) Pocket Games Series A Preferred Stock and (ii) Pocket Games Series B Preferred Stock (collectively, the “Parent Preferred Stock”) outstanding immediately prior to the Effective Time of the Merger shall be unaffected as a result of the Merger and shall remain outstanding immediately after the Effective Time of the Merger.

(b) In the event that the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, split (including a reverse split), dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Applicable Multiplier shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Applicable Multiplier.

(c) In the event the Company enters into one or more agreements with respect to issuances of additional shares of Company Common Stock, preferred stock, convertible notes or warrants in connection with a bona fide, arm’s length financing or other transaction, in each case following the date of this Agreement and prior to the Effective Time, the Company Common Stock or other securities issued (or deemed issued) pursuant to such transaction shall be included from the calculation of Company Fully Diluted Common Stock; it being expressly understood and agreed that the Company Minority Stockholders, as record and beneficially holders of the Company Minority Shares as of the Effective Time of the Merger, shall be entitled to receive their pro-rata share of an aggregate of Eighty Thousand (80,000) shares of Pocket Games Series B Preferred Stock; which shares of Pocket Games Series B Preferred Stock, shall represent upon conversion of the Pocket Games Series B Preferred Stock, an aggregate of eight percent (8.0%) of the “Fully-Diluted Parent Common Stock” (as hereinafter defined) (the “Merger Consideration”).

Section 1.6. Company Majority Shareholder Consent. By executing this Agreement the Parent, as Company Majority Stockholder, shall have approved all of the transactions set forth herein, pursuant to which the Parent’s execution of this Agreement shall represent a vote of all of Parent’s shares of Company Common Stock IN FAVOR of the Merger.

Section 1.7. Company Majority Stockholder Written Consents and Information Statement

(a) As contemplated by this Agreement, the Company shall solicit and obtain from the Company Minority Stockholders, duly executed written consents in lieu of a meeting of shareholders approving and adopting this Agreement and the Merger, which written consents shall be substantially in the form attached as Exhibit A hereto (each, a “Company Majority Stockholder Written Consent”). Such Company Majority Stockholder Written Consents shall be duly executed by the Company Minority Stockholders of Company Minority Shares. The Company shall provide to Parent a copy of each Company Minority Stockholder Written Consent immediately following the execution and delivery thereof. The Company shall ensure that the Company Majority Stockholder Written Consents are obtained in compliance with, and are valid and effective under, the Company Constituent Documents.

(b) As promptly as practicable, the Company shall deliver to each Company Minority Stockholder that did not execute and deliver a Company Minority Stockholder Written Consent, if any, the notices required herein or under Sections 228 and 262 of the DGCL, together with an information statement setting forth such information and/or notices as may be required thereunder (such notices and information statement being referred to collectively as the “Information Statement”). The Company shall afford Parent the opportunity to review and comment upon the Information Statement prior to its being delivered to such Company Minority Stockholder and the Information Statement shall be reasonably satisfactory in form and substance to Parent. The Company agrees that the Information Statement shall comply in all respects with the DGCL and other applicable Laws.

Section 1.8. Closing of the Company’s Transfer Books. At the Effective Time, holders of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock register of the Company shall be closed with respect to all Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Common Stock shall be made on the Company’s books or records after the Effective Time. If, after the Effective Time, evidence of a valid share of Company Common Stock is presented to the Surviving Corporation or Parent, such Company Common Stock shall be canceled and shall be exchanged as provided in Section 1.6.

Section	1.9. Exchange of Instruments and Certificates.

(a) At or prior to the Effective Time, Parent shall deposit with CKR Law LLP, the Company’s legal counsel (for purposes of this Section 1.9, the “Exchange Agent”), for the benefit of the Company Minority Stockholders, certificates representing the shares of Pocket Games Series B Preferred Stock in exchange for the outstanding Company Minority Shares (the shares of Pocket Games Series B Preferred Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”). As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to send to each registered Company Minority Stockholder a letter of transmittal (which shall be in customary form and contain such provisions as Parent may reasonably specify) and instructions for use in effecting the transfer of the Company Minority Shares in exchange for the Merger Consideration. Promptly after the Effective Time, the Exchange Agent shall deliver to the Company Minority Stockholders a certificate representing that number of shares of Pocket Games Series B Preferred Stock that such Company Minority Stockholder has the right to receive pursuant to Section 1.5(a)(iii); provided that the certificates representing Pocket Games Series B Preferred Stock to be delivered to the Company Minority Stockholders shall represent only whole shares of Pocket Games Series B Preferred Stock or, upon an event of conversion, Parent Common Stock, as the case may be. From and after the Effective Time, the Company Minority Shares shall represent only the right to receive the Merger Consideration in accordance with this Agreement.

(b) Any portion of the Exchange Fund which remains undistributed to the Company Minority Stockholders for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any Company Minority Stockholder who has not previously complied with this Section 1.9 shall thereafter look only to Parent, as a general unsecured creditor, for payment of its claim for shares of Pocket Games Series B Preferred Stock and any dividends or distributions with respect to shares of Pocket Games Series B Preferred Stock.

(c) Neither Parent nor the Surviving Corporation shall be liable to any Company Minority Stockholder for any shares of Pocket Games Series B Preferred Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. If any Company Minority Shares have not been surrendered prior to one year after the Effective Time (or immediately prior to such earlier date on which any shares of Pocket Games Series B Preferred Stock and any cash payable to the Company Minority Stockholder or any dividends or distributions payable to the Company Minority Stockholder pursuant to this Section 1.9 would otherwise escheat to or become the property of any Governmental Body), any such shares of Pocket Games Series B Preferred Stock or cash, dividends or distributions in respect of such Company Minority Shares, shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.10. Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Company Minority Shares held by a Company Minority Stockholder who has the right to dissent to the Merger and demand payment for such shares and properly dissents and demands payment for the fair value of such Company Minority Shares (“Dissenting Interests”) in accordance with the DGCL, shall not be converted into the right to receive Pocket Games Series B Preferred Stock as set forth in Section 1.5, unless such holder withdraws, fails to perfect or otherwise loses such holder’s right to such payment, if any. If, after the Effective Time, such holder withdraws, fails to perfect or loses any such right to payment, such holder’s Dissenting Interests shall be treated as having been converted as of the Effective Time into the right to receive the portion of the total Merger Consideration. At the Effective Time, any holder of Dissenting Interests shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the immediately preceding sentence. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of Company Minority Shares and the opportunity to participate in all negotiations and proceedings with respect to any such demand. Except to the extent otherwise required by the DGCL, the Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

Section 1.11. Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

Section 1.12. Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement and any agreement entered into in connection herewith or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE II

TERMS OR POCKET GAMES SERIES B PREFERRED STOCK; CONSULTING AGREEMENTS, CERTAIN DEFINITIONS AND CLOSING DELIVERIES

Section 2.1 Terms of Pocket Games Series B Preferred Stock.

(a) The 80,000 shares of Pocket Games Series B Preferred Stock being issued by Parent in exchange for the Company Minority Shares as of the Effective Time of the Merger constitutes 100% of the consideration payable to all Company Minority Stockholders pursuant to this Agreement (the “Merger Consideration”).

(b) The 80,000 shares of Pocket Games Series B Preferred Stock shall (i) have a stated or liquidation value of $10.00 per share, or $800,000, (ii) upon the occurrence of a “Conversion Event” (hereinafter defined) shall automatically convert into such number of shares of Parent Common Stock as shall represent eight (8.0%) per cent of the “Fully-Diluted Parent Common Stock” (as defined below) (the “Conversion Shares”), (iii) vote, on an “as converted” basis, together with the Parent Common Stock, and (iv) contain such other rights, privileges and designations as are set forth in the articles of amendment to the Articles of Incorporation of the Parent which shall include the designations of the rights and preferences of the Pocket Games Series B Preferred Stock in the form annexed hereto as Exhibit C and made a part hereof (the “Pocket Games Articles of Amendment”).

Section 2.2 Certain Definitions. All capitalized terms, when used in this Agreement and not otherwise defined herein shall have the same meaning as they are defined in the Exchange Agreement. Unless the context clearly indicates otherwise, certain terms used in this Agreement shall have the meanings set forth below:

(a) “Common Stock Equivalents” shall mean as applied to either Company or Parent, any warrants, options, convertible preferred stock, convertible notes or other securities or rights issued or granted by either of the Company or Parent entitling the holder(s) thereof to purchase or receive upon exercise or conversion of such securities or rights, shares of either Company Common Stock or Parent Preferred Stock (including Pocket Games Series B Preferred Stock) or Parent Common Stock, as applicable.

(b) “Fully-Diluted Parent Common Stock” shall mean as at the date that a Conversion Event shall occur, the sum of (A) all shares of Parent Common Stock issued and outstanding and (B) all shares of Parent Common Stock issuable upon conversion, exchange or exercise of any Common Stock Equivalents of Parent; in each case, immediately after giving effect to the Conversion Event; provided, however, that Parent Fully-Diluted Common Stock shall not mean or include any Common Stock or Common Stock Equivalents of Parent issued or issuable in connection with (x) the acquisition of the assets, capital stock or other equity of any Person by Parent, other than the Company, (y) any debt or equity financing provided to Parent or its subsidiaries prior to a Conversion Event, (z) the issuance of Common Stock or Common Stock Equivalents issued to any employees of Parent or the Company or any consultant or other Person or employees thereof (excluding the Company Majority Shareholders or any Affiliates of the Company Majority Shareholders), whether under the Incentive Stock Plan or otherwise, in exchange for rendering services to Parent or the Company; it being understood that the issuance(s) of any Common Stock or Common Stock Equivalents under clauses (x), (y) or (z) of this Section 1.2(d)(ii) shall dilute the equity interests of all holders of Parent Common Stock and all holders of Parent Series B Preferred Stock on an equitable and pro-rata basis.

(c) “Conversion Event” shall mean the listing of the shares of Parent Common Stock for trading on a Qualified Stock Exchange.

(d) “Qualified Stock Exchange” shall mean any one of the New York Stock Exchange, Inc., the NASDAQ Stock Exchange (including the Nasdaq Capital Markets) or the NYSE:Amex Exchange

(e) Unless otherwise defined in the body of this Agreement, all other capitalized terms shall have the same meaning as they are defined on Annex 1 annexed to this Agreement and made a part hereof.

Section 2.3 Deliveries. The parties shall cause the following documents, certificates and instruments to be executed and delivered:

(a) Simultaneous with the execution of this Agreement or promptly (but in no event more than five (5) Business Days) thereafter, the Company will cause to be delivered to the Parent duly executed Company Majority Stockholder Written Consents in the form of Exhibit A hereto;

(b) On the Closing Date, the Company Minority Stockholders and the Parent shall have made or shall make the deliveries to the Exchange Agent contemplated by Section 1.9 of this Agreement.

(c) On or before the Closing Date, Parent shall have caused the Surviving Corporation to have filed the Certificate of Merger with the Secretary of State of the State of Delaware.

(d) On or before the Closing Date, Parent shall have executed and closed the Exchange Agreement, including all exhibits and attachments thereto.

(e) On or before the Closing Date, Parent shall have filed the Parent Articles of Amendment in the form of Exhibit C annexed hereto with the Secretary of State of the State of Florida.

(f) On the Closing Date, all “Affiliated Indebtedness” (hereinafter defined) shall be converted into additional paid in capital; and

(g) On or before the Closing Date, each of the Parent, the Company and Merger Sub shall have executed and delivered such corporate resolutions as shall be required to consummate the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as previously or otherwise disclosed herein, the representations and warranties of the Company set forth in Article III of the Exchange Agreement are incorporated by reference herein.

The Company hereby represents and warrants to the Company, as of the date hereof (except as to any representation or warranty which specifically relates to another date), as follows, provided, however, that: (A) each of the following representations and warranties is qualified by the disclosure schedules of the Company (the “Company Disclosure Schedules”), which set forth certain disclosures concerning the representations and warranties; and (B) any fact or item disclosed with respect to one representation or warranty shall be deemed to be disclosed with respect to each other representations or warranty, but only to the extent that the applicability of such fact or item with respect to such other representation or warranty can reasonably be inferred from the disclosure with respect to such fact or item contained in the Disclosure Schedules of the Company.

Section 3.1 Due Organization. Company is a corporation, duly organized validly existing and in good standing under the laws of the State of Florida. Company has the corporate power and lawful authority to own its assets and properties and to carry on its business as now conducted. Further, Company has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Company has never approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the business or affairs of Company.

Section 3.2 Authority Relative to this Agreement and Transaction Documents. The Company has the full power and authority to execute and deliver this Agreement and any Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any other Transaction Document to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate, partnership or individual action, and no other proceedings on the part of the Company is necessary to authorize this Agreement or any Transaction Document to which any of them is a party or to consummate the transactions so contemplated hereunder or thereunder. This Agreement and the Transaction Documents to which the Company is a party has been duly and validly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Parent, Merger Sub and the Company Shareholders, constitutes a legal, valid, and binding obligations of the Company, enforceable against such Person or Persons in accordance with their terms, subject to the effect of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other laws affecting creditor’s rights generally and general equitable principles.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as previously or otherwise disclosed herein, the representations and warranties of the Parent set forth in Article IV of the Exchange Agreement are incorporated by reference herein.

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, as of the date hereof (except as to any representation or warranty which specifically relates to another date), as follows, provided, however, that: (A) each of the following representations and warranties is qualified by the disclosure schedules of the Parent (the “Parent Disclosure Schedules”), which set forth certain disclosures concerning the representations and warranties; and (B) any fact or item disclosed with respect to one representation or warranty shall be deemed to be disclosed with respect to each other representations or warranty, but only to the extent that the applicability of such fact or item with respect to such other representation or warranty can reasonably be inferred from the disclosure with respect to such fact or item contained in the Disclosure Schedules of the Parent.

Section 4.1 Due Organization. Parent is a corporation, duly organized validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation, duly organized validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the corporate power and lawful authority to own its assets and properties and to carry on its business as now conducted. Except for Merger Sub, Parent has no Subsidiaries and does not own, and has never owned any shares or other securities of, or any direct or indirect equity in any Entity to be deemed a Subsidiary of Parent. Further, Parent has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Parent has never approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the business or affairs of Parent.

Section 4.2 Authority Relative to this Agreement and Transaction Documents. Each of Parent and Merger Sub has the full power and authority to execute and deliver this Agreement and any Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any other Transaction Document to which the Parent and Merger Sub is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate, partnership or individual action, and no other proceedings on the part of Parent and Merger Sub is necessary to authorize this Agreement or any Transaction Document to which any of them is a party or to consummate the transactions so contemplated hereunder or thereunder. This Agreement and the Transaction Documents to which the Parent and Merger Sub is a party has been duly and validly executed and delivered by each of the Parent and Merger Sub, and, assuming the due authorization, execution and delivery by the Company and the Company Shareholders, constitutes a legal, valid, and binding obligations of the Parent and Merger Sub, enforceable against such Person or Persons in accordance with their terms, subject to the effect of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other laws affecting creditor’s rights generally and general equitable principles.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Each of The Company, the Parent and Merger Sub do hereby covenant and agree as follows:

Section 5.1 Affiliated Indebtedness. Prior to the Closing Date, all amounts of Indebtedness of the Company that is owed to officers, directors, Company Shareholders and other Affiliates of the Company as accrued compensation or Indebtedness (collectively, the “Affiliated Indebtedness”) shall be converted into additional paid in capital of The Company.

Section 5.2 Boards of Directors. On the Closing Date, the boards of directors of the Company (“Company Board of Directors”) shall consist of five (5) members; three (3) of whom shall be designated by the Parent and constitute the Parent Director Designees and two (2) of whom shall be designated by the holders of Parent Series B Preferred Stock and constitute Preferred Shareholder Designees (the “Company Shareholder Designees”).

Section 5.3 Expenses. Each party to this Agreement shall bear and pay all of the fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by or on behalf of such party in connection with the transactions contemplated by this Agreement.

Section 5.4 Further Assurances. Each of the Parties shall execute such documents and other papers and perform such further acts as may reasonably be required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each of the Parties shall use its reasonable efforts to fulfill or obtain the fulfillment of the conditions to Closing.

Section 5.5 Notification.

(a) Between the date of this Agreement and the Effective Time of the Merger (the “Pre-Closing Period”), the Company shall promptly notify the Parent of:

(i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date hereof and that caused or constitutes a material inaccuracy in or breach of any representation or warranty made by the Company in this Agreement;

(ii) any event, condition, fact or circumstance that occurs, arises or exists after the date hereof and that would cause or constitute a material inaccuracy in or breach of any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date hereof;

(iii) any material breach of any covenant or obligation of the Company under this Agreement;

(iv) (A) any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement; and (B) any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to the Company or the transactions contemplated by this Agreement.

(b) During the Pre-Closing Period, the Parent shall promptly notify the Company in writing of:

(i) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date hereof and that caused or constitutes a material inaccuracy in or breach of any representation or warranty made by Parent in this Agreement;

(ii) any event, condition, fact or circumstance that occurs, arises or exists after the date hereof and that would cause or constitute a material inaccuracy in or breach of any representation or warranty made by Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date hereof; and

(iii) any material breach of any covenant or obligation of Parent under this Agreement.

Section 5.6 Resignations. On the Closing Date, the Company shall deliver to Parent, the resignations of all Persons who held positions as members of the Company Board of Directors and were in office immediately prior to the Closing.

Section 5.7 Bank Accounts. On the Closing Date, the signatories on all bank accounts of The Company shall be changed in a matter acceptable to Parent.

Section 5.8 Public Announcements. During the Pre-Closing Period, (a) the Company shall not (and the Company shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the transactions contemplated by this Agreement, without Parent’s prior written consent and (b) Parent shall not (and Parent shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the transactions contemplated by this Agreement, without the Company’s prior written consent; provided that nothing herein shall be deemed to prohibit Parent from making any public disclosure that Parent, upon advice of legal counsel, deems necessary or appropriate under applicable Law.

Section 5.9 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, each party shall use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the transactions contemplated by this Agreement to be effected as soon as practicable, in accordance with the terms hereof and shall cooperate fully with each other party and its Representatives in connection with any step required to be taken as a part of its obligations hereunder, including the following:

(a) Each party shall promptly make its filings and submissions and shall take all actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Body with jurisdiction over the transactions contemplated by this Agreement (except that Parent shall have no obligation to take or consent to the taking of any action required by any such Governmental Body that could adversely affect the business or assets of the Company or the transactions contemplated by this Agreement or any agreement entered into in connection with this Agreement). The Company shall furnish to Parent all information required for any application or other filing to be made by the Company pursuant to any applicable Law in connection with the transactions contemplated by this Agreement;

(b) Each party shall promptly notify the other parties of (and provide written copies of) any communications from or with any Governmental Body in connection with the transactions contemplated by this Agreement;

(c) In the event any claim, action, suit, investigation or other proceeding by any Governmental Body or other Person is commenced that questions the validity or legality of the transactions contemplated by this Agreement or seeks damages in connection therewith, the parties shall (i) cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use all reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated by this Agreement; and

(d) The Company shall give all notices to third parties and use its best efforts (in consultation with Parent) to obtain all third-party consents (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) required to be given or obtained or (iii) required to prevent a Company Material Adverse Effect, whether prior to, on or following the Closing Date.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Publicity. No publicity release or announcement concerning this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby shall be issued without advance approval of the form and substance thereof by Parent except as may otherwise be required by law (in which case the party making such release or announcement will provide concurrent or, if practicable, prior notice to the other Parties hereto).

Section 6.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made on (a) delivery thereof, if by hand; (b) upon receipt, if sent by mail (registered or certified mail, postage prepaid, return receipt requested); (c) on the second Business Day following deposit, if sent by a recognized overnight delivery service; or (d) upon transmission, if sent by facsimile transmission (in each case with receipt verified by electronic confirmation), in each case as follows:

(i) if to The Company, to:

Social Technology Holdings, Inc.

10951 W. Pico Blvd. Suite 204

Los Angeles, CA 90064

Telephone: (310) 785-6600

Facsimile No.: (310) 785-6616

Attn: Adam E. Levin

Email: adam@vertcapital.com

(ii) if to Parent, to:

Pocket Games, Inc.

445 Central Avenue, Suite 355

Cedarhurst, NY 11516

Attn.: David Lovatt, CEO

Telephone: (347) 460-9994

Attn: David Lovatt

Email: david.lovatt@pocketgamesinc.com

with a copy to: CKR Law LLP 1330 Avenue of the Americas, 35th Floor New York, NY 10019 Attention: Stephen A. Weiss Telephone: (212) 400-6900 Cell Phone: (917) 797-0015 Email: sweiss@ckrlaw.com	with a copy to:

provided, however, that each party hereto shall promptly notify the other Parties hereto of any change in its contact information, which revised contact information shall thereafter be that Party’s contact information for purposes of this Section 6.2 until further revised.

Section 6.3 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Transaction Documents contain the entire agreement among the Parties with respect to the Exchange and related transactions and supersede all prior agreements, written or oral, with respect thereto.

Section 6.4 Waivers and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties hereto or, in the case of a waiver, by the party waiving compliance.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.  The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which any party may otherwise have at law or in equity.

Section 6.5 Exhibits and Schedules. The Exhibits and Schedules to this Agreement are a part of this Agreement as if set forth in full herein. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

Section 6.6 Survival. The representations and warranties of the Company and the Parent shall survive the Closing Date for a period of eighteen months and may be enforced by a non breaching Party in accordance with Section 6.14 below by written notice of a demand for arbitration or filing of a petition for equitable relief (as the case may be) which is submitted or filed at any time within such 18 month period. Except as otherwise indicated elsewhere herein, the covenants and agreements of the Parties shall survive indefinitely.

Section 6.7 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 6.8 Counterparts. This Agreement may be executed in one or more original or facsimile counterparts, and by the different Parties hereto in separate counterparts, by facsimile, portable document format (“pdf”), or other form of electronic signature, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 6.9 Construction and Interpretation. The use of any gender herein is deemed to include the other gender and the neuter, as required by the context. Whenever used herein, any pronoun or defined term will be deemed to include both the singular and plural, as the context requires. All Parties contributed to the drafting of this Agreement and any agreements, instruments or other documents executed in connection herewith. None of those agreements, instruments or documents will be construed against or interpreted to the disadvantage of any Party by reason of such Party having structured, initially prepared or drafted this Agreement or any agreements, instruments or other documents executed in connection herewith. Each of the Parties acknowledges that it has had access to legal counsel in connection with the negotiation, documentation and execution of this Agreement and any agreements, instruments or other documents executed in connection herewith. As used herein (a) “including” means including, without limitation; (b) “person” includes a natural person, corporation, business trust, estate, trust, partnership, association, joint venture, limited liability company, government, governmental subdivision or agency, or any other for profit or not for profit legal or commercial entity; (c) the terms “herein,” “hereby,” “hereunder,” “hereof,” “hereinbefore,” “hereinafter,” “above,” “below,” and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used; and (d) any pronoun or defined term will be deemed to include both the singular and plural, as the context requires.

Section 6.10 Captions. The headings, titles or captions of the Sections and Sections of this Agreement are inserted only to facilitate reference, and they are not intended to define, limit, extend or describe the scope or intent of this Agreement or any provision hereof, and they do not constitute a part hereof or affect the meaning or interpretation of this Agreement or any part hereof.

Section 6.11 Assignment. No party may assign or delegate all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Parties to this Agreement.

Section 6.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing contained in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.13 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to, or the court making such a determination shall, modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the effect that the transactions contemplated hereby are fulfilled to the extent possible.

Section 6.14 Governing Law; Dispute Resolution. This Agreement and shall be governed by the laws of the State of Delaware. Any dispute involving the interpretation or application of any of the provisions of this Agreement which cannot be resolved between the Parties shall be submitted to final and binding arbitration before the American Arbitration Association in the city of Los Angeles, State of California. The decision of the arbitrator or arbitrators shall be final and binding upon the Parties hereto and may be enforced in any court of competent jurisdiction. In such connection, the Parties hereto do hereby consent and submit to the venue and jurisdiction of the State or Federal Courts residing in the City Los Angeles, State of California as the sole and exclusive forum for such matters of disputes, and further agree that, in the event of any action or suit as to any matters of dispute among the Parties, service of process may be made upon the other party by mailing a copy of the summons and/or complaint to the other party at the address set forth herein. Notwithstanding anything to the contrary contained herein (including the arbitration provisions above), either of the Parties may seek equitable relief, or enforce any final judgment of any such federal or state court residing in the City of Los Angeles, State of California, in any other jurisdiction in any manner provided by applicable law.

Section 6.15 Time. Time is of the essence to this Agreement. In computing any period of time prescribed or allowed by this Agreement, the day of the act, event or default from which the designated period of time begins to run will not be included. The last day of the period so computed will be included, unless it is a Saturday, a Sunday or a holiday for State or Federal courts in the State of California, County of Los Angeles, in which event the period will run until the end of the next day which is not a Saturday, Sunday or a holiday for State or Federal courts in the State of California.

[Balance of page intentionally left blank – signature page follow]

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Agreement on the date first above written.

SOCIAL TECHNOLOGY HOLDINGS, INC. By:______________________________ Name: Michael Pope Title: President	POCKET GAMES, INC. By:______________________________ Name: David Lovatt Title: Chief Executive Officer
STH ACQUISITION CORP. By: Name: Michael Pope Title: President

List of Annex and Exhibits

Annex I Definitions

Exhibit A Company Majority Stockholder Written Consent

Exhibit B Certificate of Merger

Exhibit C Pocket Games Articles of Amendment

Annex I

Definitions

As used in this Agreement, the following terms will bear the following meanings:

“Affiliate” means (i) any individual who is a parent, spouse, sibling, or descendant of a party and (ii) any Person that is controlled by, controls or is under common control with a party, and for the purpose of this definition, “controlled by”, “controls”, and “under common control with” mean and refer to the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, through the ownership of voting securities, by contract, or otherwise.

“Applicable Multiplier” means that number of shares of Parent Common Stock (rounded to the fifth decimal place) equal to the quotient obtained by dividing (i) the Pocket Games Series B Preferred Stock by (ii) the number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time, calculated on a Fully Diluted Basis; provided that if, between the date hereof and the Effective Time, the outstanding shares of Pocket Games Series B Preferred Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, then the Applicable Multiple shall be correspondingly adjusted.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Los Angeles, California are open for the general transaction of business.

“Company Fully Diluted Common Stock Basis” shall mean, with respect to the Company, the Company Common Stock that would be outstanding upon (i) the conversion or exercise, as the case may be, of all outstanding securities, convertible into, exercisable for, or exchangeable for, directly or indirectly, shares of Company Common Stock.

“Company Majority Shareholders” shall mean the Parent, prior to the Effective Date, representing the record holder and beneficial owner of eighty percent (80%) of the economic interest and eighty eight percent (88%) of the voting interest of capital stock of the Company.

“Company Minority Shares” shall mean 5,000,000 shares of Pocket Games Class A Common Stock, representing twenty percent (20%) of the economic interest and twelve percent (12%) of the voting interest of capital stock of the Company.

“Company Minority Stockholders” shall mean those Persons, prior to the Effective Date, that represents the record holders and beneficial owners of the Company Minority Shares.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

“Conversion Shares” shall mean an aggregate of 1,694,205 shares of Parent Common Stock or such other number of shares of Parent Common Stock as shall represent six (6%) percent of the Fully-Diluted Parent Common Stock upon conversion of shares of Pocket Games Series B Preferred Stock into Parent Common Stock, held as of record and beneficially as of the Effective Date, by the Company Minority Stockholders.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Governmental Authorization” means any (i) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (ii) right under any Contract with any Governmental Body.

“Governmental Body” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supranational or other government or (iii) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Indebtedness” shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, Line of Credit Note or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations (including, without limitation, earnout obligations) of such Person incurred, issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt and accrued expenses incurred in the ordinary course of business and due within six months of the incurrence thereof) which would appear as liabilities on a balance sheet of such Person, (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all Guaranty Obligations of such Person with respect to Indebtedness of another Person, (g) the maximum amount of all letters of credit issued or bankers’ acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (h) all preferred Equity Interests issued by such Person and which by the terms thereof are (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments, redemption or other acceleration at any time prior to the date which is six months after the Maturity Date, (i) all obligations of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer.

“Intellectual Property” means and includes any and all ideas, knowledge, inventions, improvements, trademarks, service marks, trade names, trade secrets, software (excluding any commercial off the shelf software developed and sold by a third party, such as Microsoft Office), hardware, services, or copyrights, regardless of whether in analog or digital or tangible or intangible form, that may be subject to protection under the patent, trademark, copyright, trade secret or similar statutory or common law of any state, the United States or any foreign country.

“Knowledge” means (a) as to the Company, the actual knowledge, after due inquiry, of the senior members of the Company management group, and (b) as to Parent, the actual knowledge, after reasonable inquiry, of David Lovatt.

“Law” means any federal, state, local, municipal, foreign or international, multinational other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Legal Proceeding” means any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Losses” means any and all claims, liabilities, obligations, damages, losses, penalties, fines, judgments, costs and expenses (including amounts paid in settlement, costs of investigation and reasonable attorney’s fees and expenses), whenever arising or incurred, and whether arising out of a third party claim.

“Material Adverse Effect” means: (i) when used in connection with Parent, any event, change or effect that is material and adverse to (A) the business of the Parent, or (B) the ability of Parent to perform any of its material obligations under this Agreement; and (ii) when used in connection with The Company, any event, change or effect that is material and adverse to (A) the property, business, operations, assets (tangible and intangible) or financial condition of The Company, or (B) the ability of The Company to perform any of its material obligations under this Agreement or any other Transaction Document. In either event, “Material Adverse Effect” shall exclude any event, change or effect resulting from: (i) any change in general economic conditions directly affecting the industry of the business, or (ii) a change that results directly from action taken by such party in good faith in connection with fulfilling its obligations hereunder.

“Person” means any person or entity, whether an individual, trustee, corporation, limited liability company, general partnership, limited partnership, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority or any other for profit or not for profit legal or commercial entity.

“Pocket Games Articles of Amendment” shall have the meaning set forth in Section 2.1(b).

“Tax” means any (i) tax (including income, franchise, business, corporate, capital, excise, gross receipts, ad valorem, property, sales, use, turnover, value added, stamp and transfer taxes), deduction, withholding, levy, charge, assessment, tariff, duty, impost, deficiency or other fee of any kind imposed by any Governmental Body, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Body in connection with any item described in clause (i) or for failure to file any Tax Return, (iii) any successor or transferee liability in respect of any items described in clauses (i) and/or (ii) under Treasury Regulation 1502-6 (or any similar provision of state, local or foreign law), and (iv) any amounts payable under any tax sharing agreement or other contractual arrangement.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Documents” shall mean the collective reference to this Agreement, all Exhibits to this Agreement, the Exchange Agreement and all other exhibits thereto and certificates, articles and instruments to be executed and delivered by the Parties in connection with the Closing.

“Transfer” means to sell, transfer, hypothecate or otherwise assign.

Exhibit A

Form of Company Majority Stockholder Written Consent

Exhibit B

Certificate of Merger

Exhibit C

Pocket Games Articles of Amendment